SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

September 6, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles
Ernest Greene
Thomas Jones
Geoff Kruczek

Re:	SIPP International Industries, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed August 17, 2023 File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 4 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated August 28, 2023 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 17, 2023

Cover Page

1. We note the disclosure on the cover page and elsewhere in your prospectus about your beliefs concerning authorizations and approvals, such as “[t]he Company does not believe that it is required to seek authorizations from Chinese authorities” and that “[w]e believe that we are not currently required to obtain approval from Chinese authorities” and the disclosure on page 15 that “[t]he Material PRC Company has obtained all material Governmental authorizations necessary for its business as described in the Prospectus.” As requested in prior comment 2, please reconcile such disclosure with the disclosure in the: (1) first paragraph on page 31 that “[a]s such, we will likely be required to file with the CSRC within a reasonable time and before the consummation of this offering;” and (2) last sentence on page 32 that “[p]ursuant to ... if the registration statement with respect to the Common stock to be sold in this offering does not become effective on a date, as the Securities and Exchange Commission may determine, prior to the effectuation of the Trial Administrative Measures, or we fail to complete this offering and listing on the Nasdaq Capital Market before September 30, 2023, we will have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering.”

We have reconciled all disclosure to clarify that we have governmental approval for our operations, and that we do not require pre-approval of this offering. We have included disclosure that we will need CSRC approval within three business days following the completion of this offering and removed the inapplicable Nasdaq Capital Markets language.

2. We note your response to prior comment 3 and the disclosure on the cover page about the translated copy and Articles 2, 3 and 4. Please expand your response to consider the applicability of Articles 15 and 34 of the Trial Measures.

We have expanded our disclosure to include Articles 15 and 34 of the Trial Measures.

3. We note your response to prior comment 3 and the new disclosure about Article 16 of the Trial Measures on the cover page and in the prospectus summary. Please revise to clearly explain how you determined that this offering is classified as “Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities.”

We have revised the disclosure to explain that we determined that this offering is a “Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities” because we offered securities in the United States in 2003.

Condensed Consolidated Financial Statements, page F-18

4. Please revise your disclosures related to the number of preferred shares outstanding as of December 31, 2022 and June 30, 2023 to resolve the following inconsistencies:

●	Your balance sheets state that 10,000,000 and 0 preferred shares were outstanding as of June 30, 2023 and December 31, 2022, respectively;

●	Your statements of changes in stockholders’ equity (deficit) indicate that 0 preferred shares were outstanding as of June 30, 2023 and December 31, 2022; and

●	Your disclosure on page F-26 states that “the total number of Series A Preferred shares of Company common stock issued and outstanding as of June 30, 2023 and December 31, 2022, was 0 and 10,000,000 shares, respectively.”

We have revised the disclosure accordingly.

Condensed Consolidated Statements of Changes in Stockholders Equity (Deficit), page F-20

5. Please revise your Statements of Changes in Stockholders’ Equity (Deficit) to include the comparative period between December 31, 2021 and June 30, 2022.

Firstly, we believe you intended to write “June 30, 2023.” Please advise if we are incorrect. We have revised the Statements of Changes in Stockholders’ Equity (Deficit) accordingly.

Exhibits

6. We reissue prior comment 13. Exhibit 3.3 is still not a single complete copy of your articles. Instead, it appears to still be a collection of multiple documents.

As the articles of incorporation, as amended, are factually multiple documents filed with the State of Nevada over a period of over thirty years, we have refiled them in one Exhibit for ease of reference. However, they may appear in different fonts and document appearances, because they are indeed multiple documents, many filed as pdf’s. We hope this clarifies the cumulative filings submitted to the Secretary of State of the State of Nevada over the years.

As the articles of incorporation, as amended, are factually multiple documents filed with the State of Nevada over a period of over thirty years, we have refiled them in one Exhibit for ease of reference. However, they may appear in different fonts and document appearances, because they are indeed multiple documents, many filed as pdf’s. We hope this clarifies the cumulative filings submitted to the Secretary of State of the State of Nevada over the years.

General

7. We note your response to prior comment 14. Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the following:

●	the disclosure on the cover page that “SIPN exercises control over the operations of Beijing Kezhao, as its wholly owned subsidiary” does not appear to be applicable to you based on the diagram of the corporate structure of the company on page 2;

●	the disclosure in the last paragraph on page 8 about “our directors and officers, both of whom are not residents in the United States” is not consistent with the disclosure on page 72 that Min Jiang is the sole officer and director;

●	the disclosure in the first paragraph on page 16 about “management fees” does not appear to fit within your corporate structure on page 2; and

●	the disclosure in the second paragraph in the last risk factor on page 23 about material weaknesses is not consistent with the disclosure in the fourth paragraph on page 56 about material weaknesses.

We have revised the Amendment for consistency and applicability.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang

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